THE LAW OFFICE OF
CONRAD C. LYSIAK, P.S.
601 West First Avenue, Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
EMAIL: cclysiak@qwest.net

September 26, 2008

Mr. H. Roger Schwall
Assistant Director
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:   Earth Dragon Resources Inc.
         Form S-1 Registration Statement
         File No. 333-152619

Dear Mr. Schwall:

     Pursuant to your letter of comments dated September 19, 2008 regarding the above matter, please be advised as follows:

General

     1. Note 3 to the financial statements has been revised. There is no agreement. Mr. Sostad performed the services and billed Earth Dragon $6,500.00.

Management’s Discussion and Analysis or Plan of Operation.

     2. The following sentence has been added at pages 28 and 36.

     “The trust agreement, under Nevada law, will have the effects described above with respect to the obligations and duties of Mr. Sostad.”

     I confirm the foregoing is correct.

Yours truly,

The Law Office of Conrad C. Lysiak, P.S.

BY:   CONRAD C. LYSIAK
         Conrad C. Lysiak